Exhibit 99.2

KENON HOLDINGS LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 201406588W)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on May 26, 2023

To our Shareholders:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN, of the Annual General Meeting of the shareholders of KENON HOLDINGS LTD. (“Kenon” or the “Company”), which will be held at 1 Temasek Avenue #37-02B, Millenia Tower, Singapore 039192 at 4 p.m., Singapore time, on May 26, 2023 (the “Annual General Meeting”) for the following purposes:

As Ordinary Business

1.	To re-elect each of the following Directors who will retire pursuant to Article 94 of our Constitution to the Board of Directors:

(a)	Mr. Cyril Pierre-Jean Ducau;

(b)	Mr. Antoine Bonnier;

(c)	Mr. Laurence N. Charney;

(d)	Mr. Barak Cohen;

(e)	Mr. N. Scott Fine;

(f)	Dr. Bill Foo;

(g)	Mr. Aviad Kaufman; and

(h)	Mr. Arunava Sen.

2.	To re-appoint KPMG LLP as our statutory Auditor for the financial year ending December 31, 2023, and to authorize the Directors (which may act through the Audit Committee) to fix their remuneration.

3.
Without prejudice to, and in addition to, the standing authority for authorizing the recurring payment of fees to Directors approved vide Resolution 3 passed at the Annual General Meeting held on June 22, 2017 (the “2017 Directors Compensation Standing Authority”), to approve:

(a)	for the period from January 1, 2023 to June 30, 2023 (the “Relevant Period”), the payment of cash compensation:

(i)	to Mr. Arunava Sen for the amount of US$8,500 (annualized) for services rendered by him as Chairman of the ESG Committee (“ESGC”) of the Board and for his participation on the ESGC; and

(ii)
to each of Mr. Arunava Sen, Mr. Cyril Pierre-Jean Ducau and Mr. Laurence N. Charney, and such other non-executive Director from time to time, for the amount of US$1,275 for his attendance at each meeting of the ESGC, and in relation to:

(1)
the fees payable pursuant to sub-paragraph (a)(i) above for the Relevant Period, a pro-rated amount of fees shall be payable to such non-executive Director who does not complete the full period of service; and

(2)
the fees payable pursuant to sub-paragraph (a)(ii) above for the Relevant Period, half of the amount of fees shall be payable to such non-executive Director who participates in any of the meetings by means of a conference telephone, video conference telephone, or similar communications equipment in accordance with Article 101(B) of our Constitution; and

(b)	with effect from July 1, 2023, the payment of cash compensation:

(i)	to the Chairman of the ESGC of the Board for the amount of US$8,500 annually for services rendered as Chairman of the ESGC and for his participation on the ESGC; and

(ii)	to each of the non-executive Directors for the amount of US$1,275 for his attendance at each meeting of the ESGC,

such standing authority to commence with effect from July 1, 2023 which shall not revoke the existing 2017 Directors Compensation Standing Authority but apply and operate in addition thereto, and in relation to:

(1)	the fees payable pursuant to sub-paragraph (b)(i) above, a pro-rated amount of fees shall be payable to such non-executive Director who does not complete a full calendar year of service; and

(2)
the fees payable pursuant to sub-paragraph (b)(ii) above, half of the amount of fees shall be payable to such non-executive Director who participates in any of the meetings by means of a conference telephone, video conference telephone, or similar communications equipment in accordance with Article 101(B) of our Constitution.

As Special Business

4.
To consider and, if thought fit, to pass with or without any amendments the following as an Ordinary Resolution:

THAT, pursuant to the provisions of Section 161 of the Companies Act 1967 (the “Companies Act”), but subject otherwise to the provisions of the Companies Act and our Constitution (the “Constitution”), authority be and is hereby given to our Directors to:

(a)	(i)	allot and issue ordinary shares of the Company (“shares”); and/or

(ii)
make or grant offers, agreements or options that might or would require shares to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issuance of warrants, debentures or other instruments convertible into shares), at any time to and/or with such persons and upon such terms and conditions and for such purposes as our Directors may in their absolute discretion deem fit, and with such rights or restrictions as our Directors may think fit to impose and as are set forth in the Constitution; and

(b)
(notwithstanding the authority to be conferred by this resolution may have ceased to be in force) allot and issue shares in pursuance of any offer, agreement or option made or granted by our Directors while this resolution was in force, and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

5.	To consider and, if thought fit, to pass with or without any amendments the following as an Ordinary Resolution: THAT authority be and is hereby given to the Directors to:

(a)
offer and grant awards (“Awards”) of fully paid-up shares in accordance with the provisions of the Kenon Holdings Ltd. Share Incentive Plan 2014 (as amended from time to time) (the “SIP 2014”) and to allot and issue from time to time such number of shares as may be required to be delivered pursuant to the vesting of Awards under the SIP 2014; and

(b)
offer and grant options to acquire shares (“Options”) in accordance with the Kenon Holdings Ltd. Share Option Plan 2014 (the “SOP 2014”) and to allot and issue from time to time such number of shares as may be required to be delivered pursuant to the exercise of Options under the SOP 2014, provided the total number of shares which may be delivered pursuant to Awards granted under the SIP 2014 and Options granted under the SOP 2014 on any date, when added to the total number of new shares allotted and issued and/or to be allotted and issued and issued shares (including treasury shares) delivered and/or to be delivered (i) pursuant to Awards already granted under the SIP 2014; and (ii) pursuant to Options already granted under the SOP 2014, shall not exceed three (3) per cent. of the total number of issued shares (excluding shares held by the Company as treasury shares) from time to time (measured at the time of grant) as such limit may be amended, or such other limit as may be established from time to time.

6.	To consider, and if thought fit, to pass with or without amendments the following as an Ordinary Resolution: THAT:

(a)
for the purposes of Sections 76C and 76E of the Companies Act 1967 (the “Companies Act”), the exercise by our Directors of all of our powers to purchase or otherwise acquire issued ordinary shares of the Company (“Ordinary Shares” and each, an “Ordinary Share”) not exceeding in aggregate the number of issued Ordinary Shares representing 10% of the total number of issued Ordinary Shares outstanding as of the date of the passing of this resolution (excluding any Ordinary Shares which are held as treasury shares, or which are held by a subsidiary of the Company under Sections 21(4B) or 21(6C) of the Companies Act, as at that date) at such price or prices as may be determined by our Directors from time to time up to the maximum purchase price described in paragraph (c) below, whether by way of:

(i)
market purchases on the New York Stock Exchange (“NYSE”), Tel Aviv Stock Exchange (“TASE”) or any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted, which may be made through one or more duly licensed or registered dealers appointed by us for that purpose; and/or

(ii)
off-market purchases (that is, effected other than on the NYSE, TASE, or any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted) in accordance with any equal access scheme(s) as may be determined or formulated by our Directors as they consider fit, and subject to all the applicable conditions prescribed by the Companies Act, and in accordance with all applicable securities laws and regulations and rules of the NYSE, TASE or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted as may be applicable, be and is hereby authorized and approved generally and unconditionally;

(b)
unless varied or revoked by our shareholders in a general meeting, the authority conferred on our Directors pursuant to the authorization contained in paragraph (a) above may be exercised by our Directors at any time and from time to time during the period commencing from the date of the passing of this resolution and expiring on the earlier of:

(i)	the date on which our next annual general meeting is held; or

(ii)	the date by which our next annual general meeting is required by law to be held;

(c)
the maximum purchase price (excluding brokerage commission, applicable goods and services tax and other related expenses) which may be paid for an Ordinary Share purchased or acquired by us pursuant to the authorization contained in paragraph (a) above, shall not exceed:

(i)
in the case of a market purchase of an Ordinary Share, the highest independent bid or the last independent transaction price, whichever is higher, of our Ordinary Shares quoted or reported on the NYSE or TASE or any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted (as the case may be); and

(ii)
in the case of an off-market purchase pursuant to an equal access scheme, up to 105% of the closing price of our Ordinary Shares as quoted on the NYSE or TASE or any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted (as the case may be), on the day immediately preceding the date on which we resolve on effecting the off-market purchase; and

(d)
our Directors and/or any of them be and are hereby authorized to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorized by this resolution.

7.	To consider, and if thought fit, to pass with or without amendments the following resolution which will be proposed as a Special Resolution:

THAT the Constitution of the Company be altered by inserting a new Article 123A immediately after the existing Article 123 of the Constitution:

“123A.          (A)          Whenever the Directors or the Company in General Meeting have resolved or proposed that a dividend (including an interim, final, special or other dividend) be paid or declared on shares of a particular class in the capital of the Company, the Directors may further resolve that members entitled to such dividend be entitled to elect to receive an allotment of shares of that class credited as fully paid in lieu of cash in respect of the whole or such part of the dividend as the Directors may think fit.  In such case, the following provisions shall apply:
Share dividend scheme

(a)          the basis of any such allotment shall be determined by the Directors;

(b)          the Directors shall be entitled to determine whether to pay or satisfy a dividend in either cash and/or, in lieu of cash, shares of a particular class in the capital of the Company at the election of members, and in such case to determine the manner in which members shall be entitled to elect to receive an allotment of shares of the relevant class credited as fully paid or cash in respect of the whole or such part of any dividend in respect of which the Directors shall have passed such a resolution as aforesaid, and the Directors may make such arrangements as to the giving of notice to members, providing for forms of election for completion by members (whether in respect of a particular dividend or dividends or generally), determining the procedure for making such elections or revoking the same and the manner in which and the latest date and time by which any forms of election or other documents by which elections are made or revoked must be submitted, and otherwise make all such arrangements and do all such things, as the Directors consider necessary or expedient in connection with the provisions of this Article 123A;

(c)          the right of election may be exercised in respect of the whole of that portion of the dividend in respect of which the right of election has been accorded, provided always that the Directors may determine, either generally or in any specific case, that such right shall be exercisable in respect of the whole or any part of that portion; and

(d)          the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on the shares of the relevant class in respect whereof the share election has been duly exercised (the “elected shares”) and, in lieu and in satisfaction thereof, shares of the relevant class shall be allotted and credited as fully paid to the holders of the elected shares on the basis of allotment determined as aforesaid. For such purpose and notwithstanding the provisions of Articles 128 and 129, the Directors shall (i) capitalise and apply out of the amount standing to the credit of any of the Company’s reserve accounts or any amount standing to the credit of the profit and loss account or otherwise available for distribution as the Directors may determine, such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and among the holders of the elected shares on such basis, or (ii) apply the sum which would otherwise have been payable in cash to the holders of the elected shares towards payment of the appropriate number of shares of the relevant class for allotment and distribution to and among the holders of the elected shares on such basis.

(B)          The shares of the relevant class allotted pursuant to the provisions of Article 123A(A) shall rank pari passu in all respects with the shares of that class then in issue save only as regards participation in the dividend which is the subject of the election referred to above (including the right to make the election referred to above) or any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneous with the payment or declaration of the dividend which is the subject of the election referred to above, unless the Directors shall otherwise specify.
Ranking of shares

(C)          The Directors may, on any occasion when they resolve as provided in Article 123A(A), determine that rights of election under that Article shall not be made available to the persons who are registered as holders of shares in the Register of Members, or in respect of shares, the transfer of which is registered, after such date as the Directors may fix subject to such exceptions as the Directors think fit, and in such event the provisions of this Article 123A shall be read and construed subject to such determination.
Record date

(D)          The Directors may, on any occasion when they resolve as provided in Article 123A(A), further determine that no allotment of shares or rights of election for shares under Article 123A(A) shall be made available or made to members whose registered addresses entered in the Register of Members is outside Singapore or to such other members or class of members as the Directors may in their sole discretion decide and in such event the only entitlement of the members aforesaid shall be to receive in cash the relevant dividend resolved or proposed to be paid or declared.
Eligibility

(E)          Notwithstanding the foregoing provisions of this Article, if at any time after the Directors’ resolution to apply the provisions of Article 123A(A) in relation to any dividend but prior to the allotment of shares pursuant thereto, the Directors shall consider that by reason of any event or circumstance (whether arising before or after such resolution) or by reason of any matter whatsoever it is no longer expedient or appropriate to implement that proposal, the Directors may at their discretion and as they deem fit in the interest of the Company and without assigning any reason therefor, cancel the proposed application of Article 123A(A).
Disapplication

(F)          The Directors may do all acts and things considered necessary or expedient to give effect to the provisions of Article 123A(A), with full power to make such provisions as they think fit in the case of shares of the relevant class becoming distributable in fractions (including, notwithstanding any provision to the contrary in this Constitution, provisions whereby, in whole or in part, fractional entitlements are disregarded or rounded up or down).”
Fractional entitlements

8.
To consider, and if thought fit, to pass with or without amendments the following as an Ordinary Resolution:

THAT, subject to and conditional upon the passing of Proposal 7 set forth in the Notice of Annual General Meeting dated May 4, 2023 as a Special Resolution to alter the Constitution of the Company to insert a new Article 123A to facilitate the implementation by the Company of a share dividend scheme, authority be and is hereby given to the Directors of the Company to allot and issue from time to time such number of ordinary shares of the Company as may be required to be allotted and issued pursuant to the terms of any share dividend scheme which may be adopted and implemented by the Company from time to time.

By order of the Board of Directors,

Cheng Lian Siang
Company Secretary
Singapore
May 4, 2023

For additional information on the above proposals, please refer to the Proxy Statement, dated as of the date hereof (the “Proxy Statement”), accompanying this Notice.

Notes

Singapore Statutory Financial Statements. At the Annual General Meeting, our shareholders will have the opportunity to discuss and ask questions regarding our Singapore audited financial statements for the financial year ended December 31, 2022, together with the Auditor’s report thereon, and the Directors’ statement, in compliance with the laws of Singapore. Shareholder approval of our Singapore audited financial statements is not being sought by the Proxy Statement and will not be sought at the Annual General Meeting.

Eligibility to vote at the Annual General Meeting; Receipt of Notice. The Board of Directors has fixed the close of business (EST) on May 4, 2023 as the record date (the “Record Date”) for determining those beneficial shareholders of the Company who will be entitled to vote at the Annual General Meeting and receive copies of this Notice and the Proxy Statement. All shareholders of record (i) on the date of the Annual General Meeting will be entitled to vote at the Annual General Meeting and receive copies of this Notice and Proxy Statement; and (ii) on the date of the Notice of Annual General Meeting shall be entitled to receive copies of this Notice and Proxy Statement.

Quorum. Representation of not less than 33 1/3 per cent. of the total number of issued and fully paid ordinary shares of Kenon as at the date of the Annual General Meeting, in person or by proxy, is required to constitute a quorum. Accordingly, it is important that your shares be represented at the Annual General Meeting.

Proxies. Shareholders of Record: A shareholder of record (member) entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy, or proxies, to attend and vote on his or her behalf. A proxy need not be a shareholder of record (member). Whether or not you plan to attend the Annual General Meeting, please complete, date and sign the enclosed proxy card and return it in the enclosed pre-paid envelope. A proxy card must be received by Computershare Trust Company, N.A. at Proxy Services c/o Computershare Investor Services, PO BOX 43101, Providence, RI 02401-5067, UNITED STATES, not less than 48 hours before the time appointed for holding the Annual General Meeting (or within such other time as may be required by the Companies Act). For further information on how to vote at the Annual General Meeting, see “Part I – Information About the Annual General Meeting – Manner of Voting – Shareholders of Record” in the Proxy Statement. You may revoke your proxy at any time prior to the time it is voted by (i) providing appropriate written notice to Proxy Services c/o Computershare Investor Services, PO BOX 43101, Providence, RI 02401-5067, UNITED STATES, no less than 48 hours prior to the Annual General Meeting; or (ii) attending the Annual General Meeting and voting in person.

Beneficial Shareholders (New York Stock Exchange): In order for your vote to be counted at the Annual General Meeting, you must have been a shareholder as at, and with effect from, the Record Date. Your broker, bank, nominee or other institution will send a voting instruction form for you to use to direct how your shares should be voted. You may also vote your shares in person at the Annual General Meeting. For information on how to vote in person at the Annual General Meeting, see “Part I – Information About the Annual General Meeting – Manner of Voting – Beneficial Shareholders (New York Stock Exchange (the “NYSE”))” in the Proxy Statement. If you do not intend to vote in person at the Annual General Meeting, your shares must be voted no less than 48 hours prior to the Annual General Meeting (or within such longer period prior to the Annual General Meeting as may be specified by the Depository Trust Company’s (the “DTC”), or DTC participants’ procedures). If you would like to revoke your proxy, please contact the holder of your shares to determine how to change or revoke your voting instructions.

Beneficial Shareholders (Tel Aviv Stock Exchange (the “TASE”)): In order for your vote to be counted at the Annual General Meeting, you must have been a shareholder as at, and with effect from, the Record Date and must (i) sign and date a proxy card in the form filed by Kenon on MAGNA, the distribution site of the Israel Securities Authority, at www.magna.isa.gov.il (“MAGNA”), on May 4, 2023 and attach to it a proof of ownership certificate from the TASE Clearing House Member through which your shares are held, which certificate indicates that you were the beneficial owner of such shares as of the Record Date, and return the proxy card, along with the proof of ownership certificate, to Kenon c/o Gornitzky & Co. via fax to +972-3-560-6555, Attention: Ari Fried, Adv. or by e-mail to: kenonproxy@gornitzky.com; or (ii) vote in person at the Annual General Meeting. For information on how to vote in person at the Annual General Meeting, see “Part I – Information About the Annual General Meeting – Manner of Voting – Beneficial Shareholders (TASE)” in the Proxy Statement. If you do not intend to vote in person at the Annual General Meeting, your shares must be voted no less than 48 hours prior to the Annual General Meeting (or within such longer period prior to the Annual General Meeting as may be specified by the DTC’s, the DTC’s participants’, or the TASE’s procedures). You may revoke your proxy at any time prior to the time it is voted by (i) communicating such revocation in writing to Kenon or by executing and delivering a later-dated proxy to Kenon c/o Gornitzky & Co. via fax to +972-3-560-6555, Attention: Ari Fried, Adv. or by e-mail to: kenonproxy@gornitzky.com, no less than 48 hours prior to the Annual General Meeting; or (ii) attending the Annual General Meeting and voting in person, subject to the satisfaction of the conditions set forth in the Proxy Statement.

Disclosure regarding Share Purchase Authorization source of funds. Only funds legally available for purchasing or acquiring our Ordinary Shares in accordance with our Constitution and the applicable laws of Singapore may be used for the purchase or acquisition by us of our Ordinary Shares pursuant to the Share Purchase Authorization referred to in this Notice, as proposed to be renewed at the Annual General Meeting. We intend to use our internal sources of funds and/or distributions from our businesses and/or proceeds from the disposal of our assets to finance any purchase or acquisition of our Ordinary Shares. The amount of financing required for us to purchase or acquire our Ordinary Shares, if we do so, and the impact on our financial position, cannot be ascertained as of the date of this Notice, as these will depend on, among other things, the number of Ordinary Shares purchased or acquired and the price at which such Ordinary Shares are purchased or acquired and whether the Ordinary Shares purchased or acquired are held in treasury or cancelled. Our net tangible assets will be reduced by the purchase price (including any expenses) of any Ordinary Shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that any purchase or acquisition of our Ordinary Shares in accordance with the Share Purchase Authorization would have a material impact on our financial condition and cash flows.

Disclosure regarding share dividend scheme. Proposal 7 is to alter our Constitution to include a new Article 123A which will facilitate, if and when desired, the implementation of a share dividend scheme enabling our shareholders to elect to receive new ordinary shares in the capital of the Company, credited as fully paid, or the cash amount of a dividend. The share dividend scheme, if and when implemented, will provide an opportunity for our shareholders to acquire further equity in the Company. To the extent that our shareholders elect to receive dividends in the form of new ordinary shares in lieu of cash, the cash amounts not otherwise paid by the Company may then be utilized to fund the growth and expansion of the Company. The proposed alteration of our Constitution vide Proposal 7 and the proposed authorization of share issuances pursuant to a share dividend scheme vide Proposal 8 are not by themselves indicative of any definitive proposal by the Company to adopt a share dividend scheme or if adopted, to apply the scheme to any dividend.

Monetary amounts. All monetary amounts in this Notice have been presented in U.S. dollars.

The Proxy Statement and this Notice are each being published for the benefit of all holders of Kenon’s shares, are being posted on Kenon’s website, will be furnished to the U.S. Securities and Exchange Commission on a Report on Form 6-K, and will also be filed with the Israel Securities Authority on an Immediate Report.

Personal data privacy. By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the Annual General Meeting and/or any adjournment thereof, a member of the Company (i) consents to the collection, use and disclosure of the member’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for the Annual General Meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the Annual General Meeting (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, listing rules, take-over rules, regulations and/or guidelines (collectively, the “Purposes”); (ii) warrants that where the member discloses the personal data of the member’s proxy(ies) and/or representative(s) to the Company (or its agents or its service providers), the member has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents or its service providers) of the personal data of such proxy(ies) and/or representative(s) for the Purposes; and (iii) agrees that the member will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the member’s breach of warranty.

Caution Concerning Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the proposals for the authorization of share repurchases, ordinary share issuances, grants of awards and options under Kenon’s equity compensation plans, the proposed alteration of Kenon’s Constitution and the authorization of Directors to determine that distributions be payable at the option of each member in either cash and/or shares and related statements and other non-historical statements. These statements are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause a material difference from what is indicated in such forward-looking statements. Such risks include risks relating to the authorizations sought herein and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings and risks that share repurchases, issuances, option grants and share issuances pursuant to a share dividend scheme may not proceed on the terms indicated herein or at all. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.